Aviva plc, St Helen’s, 1 Undershaft, London EC3P 3DQ

March 27, 2014

Via EDGAR and E-mail

Cecilia Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C 20549

USA

Re:	Aviva plc Form 20-F for Fiscal Year Ended December 31, 2012 Filed March 25, 2013 File No. 1-34486

Dear Ms. Blye:

This letter provides the responses of Aviva plc (“Aviva”) and its subsidiaries (collectively with Aviva, the “Company”) to the comments in your March 10, 2014 letter to Annabel Barker, Group Reporting Director of Aviva, regarding the Company’s Form 20-F for the fiscal year ended December 31, 2012 (the “Comment Letter”). The Staff’s comments are included in italics, followed by the Company’s responses.

As described in detail below, the Company (i) does not do any business with Cuba, Sudan or Syria; (ii) does not reasonably foresee the provision of any services, products, information or technology to Cuba, Sudan or Syria, or any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by their governments; (iii) has no assets or liabilities in Cuba, Sudan or Syria; (iv) does not maintain any offices or physical presence in Cuba, Sudan or Syria; and (v) does not have employees resident in Cuba, Sudan or Syria.

1. You indicate on page 3 of Exhibit 8.1 of the 20-F that your subsidiaries include Aviva Insurance Limited. Your website appears to indicate that Aviva Insurance Ltd has historically had branches or agencies in Cuba and Sudan. Additionally, on page 19 of the 20-F you refer to your “main fund management” operations in areas including the Middle East. Finally, on page 83 of the 20-F filed March 21, 2012 you refer to your chief executive officer for Aviva Europe, Middle East and Africa. The Middle East and Africa are regions that include Sudan and Syria.

Cuba, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, partners, joint ventures or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Securities and Exchange Commission

March 27, 2014

The Company requires its businesses to comply with applicable financial crime laws and regulations. Aviva requires its businesses to implement financial crime prevention programmes designed to (1) comply with applicable laws and (2) prevent, detect and report instances of suspected or known violations of financial crime laws. The Company’s financial crime standard (the “Aviva Financial Crime Standard”) sets out minimum requirements for businesses’ financial crime prevention programmes.

With respect to sanctions, the Aviva Financial Crime Standard is as follows: All new clients, employees, suppliers, agents, and any other third party Aviva engages in business with, must be screened against designated sanctions lists to comply with applicable laws and/or inform a risk based decision whether to engage in business with a client, business partner or other third party or in a particular business transaction. Screening should take place at the initiation of a business relationship and periodically thereafter as sanctions programmes are updated. It is strictly prohibited to engage in business with an individual, entity, government or regime sanctioned by applicable law. Where an Aviva business relationship is identified as a potential or confirmed match to a sanctions list, the relevant Aviva financial crime team must be promptly notified and a determination made (1) whether a report must be made to a regulatory or other government entity; and (2) whether assets must be frozen consistent with applicable law.

In response to the Staff’s Comment Letter, the Company has conducted a thorough review in conjunction with its Aviva Financial Crime Standard processes and its corporate archivist to identify any services, products, information or technology provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by their governments. The results of that exercise are set forth below.

Historical branches or agencies in Cuba , Sudan and Syria

Aviva was created following the merger of CGU and Norwich Union in 2000; however the Company has a 300+ year history and through over 650 constituents, has historically covered almost every area of insurance all over the world. The Company maintains an extensive archive which holds the statutory records for all of Aviva’s major constituents (including General Accident, Commercial Union and Norwich Union) and we have conducted a review with the support of the Company’s archivist in researching the Company’s historical arrangements in Cuba, Sudan and Syria. Given the extensive history of the Company, the review conducted in response to the Comment Letter has focused on general insurance interactions as these were historically the most significant types of insurance activities in those jurisdictions.

Securities and Exchange Commission

March 27, 2014

Cuba

The Company’s archive records indicate that from 1924 to 1963, a predecessor entity of one of Aviva’s subsidiaries, Aviva Insurance Limited, had an agency arrangement with Ernesto Walkoff y Lucae under which this agent was legally authorised to represent the Aviva entity in Cuba in relation to insurance contracts and the handling of claims.

The Company’s archive records indicate that from 1885-1960, a predecessor entity of one of Aviva’s subsidiaries, Aviva International Insurance Limited, had various local agency arrangements under which those agents were legally authorised to represent the Aviva entity in Cuba in relation to insurance contracts and the handling of claims. Complete historical data regarding the names of those agents is not available.

The Company’s archive records indicate that from 1958 to 1967, a former Aviva subsidiary, Union Insurance Company, had an agency arrangement with Ernesto Walkoff y Lucae under which this agent was legally authorised to represent the Aviva entity in Cuba in relation to insurance contracts and the handling of claims. Archive records suggest that the Aviva entity was represented by various agents in Cuba as early as 1883 but complete historical data regarding the names of those agents is not available.

Sudan

The Company’s archive records indicate that from 1935 to 1970, a predecessor entity of one of Aviva’s subsidiaries, Aviva Insurance Limited, had an agency arrangement with Hankey (Sudan) Limited under which this agent was legally authorised to represent the Aviva entity in Sudan in relation to insurance contracts and the handling of claims.

The Company’s archive records indicate that from 1912-1965, a predecessor entity of one of Aviva’s subsidiaries, Aviva International Insurance Limited, had various local agency arrangements under which those agents were legally authorised to represent the Aviva entity in Sudan in relation to insurance contracts and the handling of claims. The first agent appointed in November 1912 was Messrs Richard Dickson & Co.; complete historical data regarding the names of all the agents is not available.

In 1970, the insurance industry was nationalised in Sudan and all foreign insurers withdrew.

Syria

The Company’s archive records indicate that from 1945 to 1956, a predecessor entity of one of Aviva’s subsidiaries, Aviva Insurance Limited, had an agency arrangement Mercury Societe Anonyme Syrienne pour le Commerce et L’Industrie under which this agent was legally authorised to represent the Aviva entity in Syria in relation to insurance contracts and the handling of claims.

The Company’s archive records indicate that during the period from 1919-1961, a predecessor entity of one of Aviva’s subsidiaries, Aviva Insurance UK Limited, had agency arrangements with Janagnostopoulu (1919-1923), A Nasser & Co (1923-1953), Kahla Freres & Kadige (1953-1959) and K A Kahla Fils & Cie (1959-1961) under which these agents were legally authorised to represent the Aviva entity in Syria in relation to insurance contracts and the handling of claims.

The Company’s archive records indicate that from 1946-1948, a former Aviva subsidiary, Union Insurance Company, had an agency arrangement Blagna Near East Co agents (later known as Transport Engineering & Contracting Company) under which this agent was legally authorised to represent the Aviva entity in Syria in relation to insurance contracts and the handling of claims.

Securities and Exchange Commission

March 27, 2014

In summary, the Company does not have, and does not anticipate having, a subsidiary, branch, representative office or other physical presence in Cuba, Sudan or Syria and its historical presence in such countries goes back several decades.

Main Fund Management Operations in the Middle East

Aviva’s subsidiary, Aviva Investors Global Services Limited (AIGSL), has a representative office in the Dubai International Financial Centre (DIFC) under a license granted by Dubai Financial Services Authority (DFSA) on the basis that AIGSL and its Dubai Office are regulated by a financial services regulator established in a jurisdiction other than the DIFC.

As the office represents AIGSL, the majority of the rules under the UK’s Financial Conduct Authority (FCA) Handbook apply to the Dubai office staff and their activities. In addition to the FCA rules, the Dubai Office is required to comply with a limited amount of DFSA rules, provided that the Dubai Office’s activities encompass only marketing of financial services or financial products.

In accordance with the license granted, the Dubai Office undertakes the marketing of financial services and financial products offered from a location outside the DIFC by Aviva Investors or members of Aviva Investors Holdings Limited, the parent company of AIGSL. The Dubai Office cannot undertake any marketing activities to retail clients, nor advise on financial products or credit, or receive and transmit orders in relation to a financial product.

There are three personnel in the Dubai Office including the principal representative.

For the Dubai Office, the client on-boarding process including AML checks is conducted by AIGSL in the UK office. As a representative office of AIGSL, the Dubai office has to adhere to Aviva Investors AML Procedures and Policy, the Aviva Financial Crime Standard, and the Aviva financial crime jurisdiction index.

AIGSL operates on the Aviva Investors deal management system platform, Aladdin, which is built with internal controls that prohibit trading in securities where the country of issue is on the US Department of Treasury’s Office of Foreign Assets Control (“OFAC”)-restricted list. Aviva Investors subscribes to the US Department of Treasury’s email service for updates to the OFAC-restricted list.

In summary, the Company has no fund management operations or activities in Cuba, Sudan or Syria, nor any other countries in the Middle East.

Securities and Exchange Commission

March 27, 2014

Chief Executive Officer for Aviva Europe, Middle East and Africa (“CEO EMEA”)

The Company’s archive records indicate that an indirect subsidiary of the Company, Aviva Ltd (Singapore), had a branch office in Dubai, United Arab Emirates, which closed on December 31, 2012.

The use of the CEO EMEA title by a former Company executive, Andrea Moneta, reflected his management responsibilities for Europe and the Dubai branch; however the reference to Africa was aspirational and did not reflect management responsibility for any operations in Africa.

Past, current and anticipated contacts with Cuba, Sudan and Syria

The Company has a number of strategic agreements with third parties, including HSBC and Barclays, through which it provides travel insurance and distributes the policies through a multiple corporate partner model in the UK. The claims fulfilment under these policies is outsourced to CEGA, a leading international claims and assistance group which caters to this specialist area. From time to time, insurance travel claims are raised by UK policyholders arising from their travels in Cuba, Sudan and Syria and are paid by CEGA to local agents via a UK bank account to fulfil the insurance claim pay-out obligations.

The approximate amounts of travel claims paid out by CEGA on behalf of the Company in each of Cuba, Sudan and Syria over the past three calendar years are set out in the table below:

		Event Year
COUNTRY		2011	2012	2013
CUBA	Total Paid	£342,798	£268,946	£330,981
SUDAN	Total Paid	£0	£1,052	£7,006
SYRIA	Total Paid	£12,215	£1,296	£0

The Company’s relationship with CEGA has been vetted through the Aviva Financial Crime Standard process and the Company does not believe these amounts are material, such that a reasonable investor would deem them important in making investment decisions and the Company believes that they do not materially affect the Company’s reputation or share value.

The Company does not reasonably foresee the provision of any services, products, information or technology to Cuba, Sudan or Syria, or any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by their governments.

Securities and Exchange Commission

March 27, 2014

2. Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

As noted in the response to Comment 1 above, the Company has no assets or liabilities in Cuba, Sudan or Syria. The Company has no current contacts with Cuba, Sudan or Syria. The Company does not anticipate any reasonably foreseeable contacts with Cuba, Sudan or Syria.

As a multinational organization, the Company has contacts with many clients and business partners around the world. In some cases, these third parties may engage in transactions with, or may operate in, Cuba, Sudan or Syria. The Aviva Financial Crime Standard is designed to prevent transactions by the Company that may violate applicable trade sanctions laws. If the Company discovers a transaction or claim that involves a sanctioned country or person, where appropriate, the Company takes remedial action intended to comply with applicable laws.

The Company has considered the quantitative and qualitative aspects of the limited contact related to Cuba, Sudan and Syria through CEGA, as outlined in the response to Comment 1, and concluded that this is not material, such that a reasonable investor would deem it important in making investment decisions and does not materially affect the Company’s reputation or share value. Our materiality analysis considered the potential impact of the investor sentiment evidenced by such actions directed towards companies that have operations associated with Cuba, Sudan and Syria. The Company’s indirect contacts with Cuba, Sudan and Syria are de minimis to its overall operations and financial results and the quantitative impact of this contact relative to the Company’s consolidated revenue is negligible and therefore it does not constitute a material investment risk to its securities holders.

Aviva acknowledges that:

•	the adequacy and accuracy of the disclosure in the Form 20-F filing is the responsibility of the Company;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 27, 2014

Should you have any questions about the information provided in this response, please do not hesitate to contact me via email at monica.risam@aviva.com, via telephone at +44 20 7662 2580 or at the address listed above.

Sincerely,

/s/ Monica Risam

Monica Risam

General Counsel, Aviva Group

cc:	Kirstine Cooper

Group General Counsel & Company Secretary

Aviva plc

Annabel Barker

Group Reporting Director

Aviva plc

Joseph D. Ferraro

Willkie Farr & Gallagher (UK) LLP

Jeffrey Reidler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission